VANDERKAM & ASSOCIATES
                               1301 TRAVIS, #1200
                                HOUSTON, TX 77002
                              (713) 547-8900 PHONE
                            (713) 547-8910 FACSIMILE


                                October 16, 2006

James L. Allegretto
Sr. Assistant Chief Accountant
U.S. Securities & Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:     IWI Holding Limited
        Form 20-F Fiscal Year Ended December 31, 2005
        File No. 025108

Dear Sir:

Your letter of September 27, 2006 has been referred to this office for reply. Each number in our letter (other than number 18) corresponds with those in your letter of such date.

1. Immediately before "Analysis of Financial Position, Liquidity and Capital Resources", we have added a section which is forward looking in nature and discusses various trends and outlooks.

2. We have added a separate caption under "Analysis of Financial Position, Liquidity and Capital Resources" which discloses that we have no off balance sheet arrangements.

3. We have provided under Analysis of Financial Position, Liquidity and Capital Resources", a chart showing our future contractual obligations.

4. In "Results of Operations", we have added narrative under net sales the percentage of net sales attributable to higher prices.

5. Under "Analysis of Financial Position Liquidity and Capital Resources" we have added a statement that we have sufficient cash flow to meet our obligations for the next twelve months.

6. Under "Analysis of Financial Position Liquidity and Capital Resources" we have stated that for the year ended December 31, 2005 the company was in compliance with all the financial covenants except the debt service coverage ratio. This covenant was waived by the bank for the year ended December 31, 2005. Corollary language was also added to Note 4 of the Financial Statements.

7.-9. The old section on internal controls has been eliminated and a new section on Controls and Procedures" has been added.

10. The "Certifications" have been modified and are now signed by the Chief Executive Officer and Chief Financial Officer.

11. Two new sections, (1) cost of sales, and (2) selling, general and administrative expenses have been added to the summary of significant accounting policies in Note 3.

12. The inventory accounting policy has been modified to reflect that nearly all of our inventories consist of finished goods. No cost are capitalized other than the freight and duty.

13.-14. The revenue recognition note under accounting policies has been modified to reflect that risk of loss passes FOB our facility in Westmont, IL and nearly all freight expenses are paid by our customers. Allowances for future returns are provided based on historic experience and accepted customer returns.

15. The Accounting policy has been modified and leasehold improvements are separately disclosed.

16. The only advertising we have is co-operating advertising. This is booked when the goods are shipped and is recorded not as a reduction in sales, but under sales general and administrative expenses.

17. We do not receive any cash consideration from vendors in the form of rebates, discounts cooperative advertising or any other consideration from vendors.

18. The heading on the accountant's opinion page has been changed to "Report of Independent Registered Public Accounting Firm".

     The Form 20-F has been amended with these changes and filed through EDGAR.



                                   Sincerely,
                                   VANDERKAM & ASSOCIATES

                                   /s/ Hank Vanderkam

                                   Hank Vanderkam